February 28, 2013                                 News Release 13-09
SILVER STANDARD REPORTS FOURTH QUARTER AND YEAR-END 2012 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI, TSX: SSO) (“Silver Standard” or the “Company”) reports consolidated financial results for the fourth quarter and year-ended December 31, 2012.

“In 2012, Silver Standard delivered on its commitments to the market and positioned the Company for growth,” said John Smith, President and CEO. “We exceeded silver production guidance, achieved cost guidance, announced the results of the Pitarrilla Feasibility Study and received approval for the San Luis Environmental Impact Assessment. More recently, we bolstered our management team and raised $265 million - enabling us to repay existing debt and helping to fund new mines."

Full-Year Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Reported strong financial performance: Generated annual sales revenue of $241 million, a 63% increase over the $148 million generated in 2011. Increased cash and cash equivalents to $367 million from $329 million at December 31, 2011.

▪
Delivered at Pirquitas: Produced 8.6 million ounces of silver at Pirquitas, exceeding the high-end of the 2012 guidance range. Reported direct mining costs of $12.61 per ounce of silver produced, down 8% from the $13.65 reported in 2011 and within the 2012 guidance range.

▪	Executed the sales strategy: Signed multiple long-term silver concentrate sales contracts with smelters, diversifying the customer base and reducing treatment and refining costs.

▪	Completed the Pitarrilla Feasibility Study: Completed the Pitarrilla Feasibility Study, defining a 32-year, high production project in Mexico.

▪
Delivered organic growth: Increased the Company's silver Mineral Reserve to 566 million ounces, approximately three-times the 189 million ounces reported at year-end, 2011. Increased Measured and Indicated Mineral Resources to 1,188 million ounces of silver, up 3% from 1,148 million ounces of silver reported at December 31, 2011.

▪
Raised capital for mine development: Subsequent to year-end, closed a $265 million offering of convertible notes, the proceeds of which are anticipated to be used to repurchase or redeem approximately $138 million of the Company's outstanding 2008 convertible notes and for general corporate purposes, which may include developing or advancing the project portfolio.

Director, John R. Brodie Passes Away
Silver Standard regrets to announce that director, John R. Brodie, passed away on Sunday, February 24, 2013. "We would like to express our sincere appreciation for John's tremendous contribution to Silver Standard and for his friendship," said Peter Tomsett, Chairman of the Board. "John's leadership has been instrumental to the Company's development, and he will be greatly missed."

Pirquitas Mine, Argentina
Summary Mine Operating Statistics (1)

		Q1 2012	Q2 2012	Q3 2012	Q4 2012	Full Year 2012	Full Year 2011
Total material mined	Kt	4,297	4,483	4,333	4,415	17,528	17,480
Ore milled	Kt	416	386	404	417	1,623	1,089
Silver mill feed grade	g/t	221	219	214	212	217	253
Zinc mill feed grade	%	0.97	0.66	0.65	0.67	0.74	1.02
Silver recovery	%	77.3	74.5	77.7	79.9	76.3	79.5
Zinc recovery	%	37	35	39	42	38	41
Silver produced	'000 oz	2,172	2,021	2,163	2,268	8,624	7,056
Zinc produced	'000 lbs	3,324	1,900	2,770	3,176	11,171	10,122
Silver sold	'000 oz	1,536	1,859	2,770	3,218	9,383	4,846
Zinc sold	'000 lbs	1,791	1,791	2,152	2,731	8,465	12,419
Realized silver price	US$/oz	32.20	30.06	29.37	32.69	31.13	33.58
Cost of inventory	US$/oz	14.79	14.42	14.99	14.81	14.78	15.19
Cash costs	US$/oz	19.17	18.52	19.56	19.12	19.14	19.70
Total costs	US$/oz	28.78	25.71	26.76	27.32	27.06	26.36

(1)	The Company reports non-GAAP cash and total costs per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. See 'Cautionary Note Regarding Non-GAAP Measures'.

Mine production

The Pirquitas mine produced 8.6 million ounces of silver during 2012, 22% more than the 7.1 million ounces in 2011. The higher 2012 production is the result of better mechanical availability in the plant and operational improvements that led to higher and more consistent throughput. The mine also produced 11.2 million pounds of zinc, 10% more than the 10.1 million pounds produced in 2011, again largely driven by higher throughput.

During the year, 1.6 million tonnes of ore were processed at an average milling rate of 4,433 tonnes per day, 11% above the plant's nominal design. This compares to 1.1 million tonnes processed in 2011, at an average milling rate of 2,983 tonnes per day. The ongoing performance above design was the result of continuous improvement initiatives at the mine, including improved preventative maintenance.

The average silver grade of the ore milled in 2012 declined to 217 g/t from 253 g/t in 2011. The average silver recovery rate declined to 76.3% in 2012 from 79.5% in 2011, partly due to a temporary shortage in the desired reagents. Despite lower grades and recoveries, overall production improved due to the higher average milling rate.

Mine operating costs

Cash costs per ounce and total cost per ounce are non-GAAP financial measures. See "Cautionary Note Regarding Non-GAAP Measures."

Direct mining costs for 2012, as detailed under the Company's previous presentation method for its non-GAAP financial measures were $12.61 per ounce of silver produced, within the guidance range of $11.85 to $12.85 per ounce.

During 2012, the Company changed its presentation of cash costs, a non-GAAP financial measure. Under the revised methodology, the Company reports "cash costs" and "total costs" on a "per payable ounce sold" basis. Silver concentrate export duties, that are being accrued but not paid, are included in total costs to reflect their non-cash nature. Previous disclosures have been restated to conform to the amended presentation.

Cost of inventory in 2012 was $14.78 per payable ounce of silver compared to $15.19 per payable ounce in 2011. The cost of inventory was lower in 2012 as operating costs on a per ounce basis improved due to consistent production and higher throughput.

Cash costs in 2012, which includes treatment and refining costs, freight and transportation, and by-product credits were $19.14 per payable ounce of silver compared to $19.70 per payable ounce of silver in 2011. The lower incremental per ounce impact of off-site costs in 2012 compared with 2011 is due partially to lower silver prices in 2012 and improved concentrate sales contract terms negotiated in 2012.

Total costs, which includes export duties, depreciation, depletion and amortization, were $27.06 per payable ounce in 2012 compared to $26.36 per payable ounce in 2011. Depreciation, depletion and amortization costs on a per ounce basis were higher in 2012 due to a reduction of Mineral Reserves at Pirquitas at the end of 2011, which increased the depreciation charge on certain assets in 2012.

Exploration drilling

At Pirquitas, the Company completed an extensive diamond drill program of 142 holes for approximately 53,000 metres. The program was extended beyond the planned campaign following positive drilling results and the discovery of certain geophysical anomalies to the east of the San Miguel open-pit in the first half of 2012. The drilling program was principally designed to expand and better define the Cortaderas Breccia and Cortaderas Valley Mineral Resources as reported in the technical report entitled "NI 43-101 Technical Report on the Pirquitas Mine, Jujuy Province, Argentina", dated effective December 23, 2011 (the "2011 Pirquitas Technical Report"). An updated Mineral Resource model was completed, and as of December 31, 2012 the Cortaderas area is estimated to contain the following Mineral Resources:

Cut-off Ag (g/t)	Classification	Tonnes (millions)	Ag (g/t)	Zn (%)	Ag (Moz)	Zn (Mlb)
40	Indicated	3.9	128	5.00	16.2	432
50	Indicated	3.6	137	5.14	15.6	403
60	Indicated	3.2	146	5.29	15.0	372

40	Inferred	3.0	152	5.29	14.5	347
50	Inferred	2.7	162	5.44	14.1	326
60	Interred	2.4	174	5.61	13.6	301
Notes:

1.	Jeremy D. Vincent, B.Sc. (Hons), P.Geo., Senior Geologist employed by the Company, is the Qualified Person for the reported Mineral Resources estimate.

2.	All Mineral Resource estimates have been classified in accordance with current Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) definition standards.

3.
The above Mineral Resources are reported at a range of potentially economic silver cut-off grades to demonstrate sensitivity, whilst retaining reasonable prospects for economic extraction. The cut-off grade of 50 grams per tonne silver has not yet been demonstrated by a preliminary economic assessment or higher level mine study.

4.
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. While the classification categories of Mineral Resources used in this news release are recognized and required under Canadian regulations, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC.

5.	The reported tonnes, grade, and metal content may not tally precisely due to rounding.

Outlook

This section of the news release provides management's production and cost estimates for 2013. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
The Company's production and cost guidance for 2013 is:

▪	Produce and sell between 8.2 and 8.5 million ounces of silver.

▪	Produce over 20 million pounds of zinc.

▪	Cash costs between $17.00 and $18.50 per silver ounce.

▪	Capital expenditures of $25 million at Pirquitas, including approximately $15 million for a tailings facility expansion but excluding capitalized stripping costs.

▪	Expenditures of $15 million for exploration across the Company's portfolio.

▪	Expenditures of $17 million for development.

At the Pirquitas mine the Company expects to produce between 8.2 and 8.5 million ounces of silver in 2013. The mine is currently transitioning from Phase 1 to Phase 2 of the San Miguel open-pit, and due to ore and stockpile sequencing, the Company plans to produce approximately two million ounces of silver in the first quarter of 2013. Production is expected to increase as the year progresses.

The Company is required to adopt the accounting standard IFRIC 20 “Stripping Costs in the Production Phase of a Surface Mine” effective January 1, 2013, as discussed in detail under 'Future Accounting Changes' in item 16 of the MD&A. The Company estimates that the adoption of IFRIC 20 will result in the capitalization of a significant amount of stripping costs at Pirquitas in 2013 that will be amortized in subsequent periods. The estimated impact of this accounting standard has been included within the cash costs guidance provided.

Cash costs is a non-GAAP financial measure. See "Cautionary Note Regarding Non-GAAP Measures." Note that the Company changed its "cash costs" and "total costs" disclosure methodology.

The Company plans to spend approximately $15 million on exploration in 2013. Approximately $7 million is budgeted for exploration at the Company's Mexican projects, with the balance mainly budgeted for Argentina and Peru. The Company may increase its exploration budget or redirect exploration spending in response to positive exploration results.

The Company expects to spend a minimum of $17 million on development in 2013, including approximately $8 million at Pitarrilla and $7 million at San Luis, in line with the Company's goal of advancing these projects to construction decisions. In the event that the Company makes a positive construction decision for one or both of the projects, development expenditures would increase significantly. Planned investments in advance of construction decisions include optimization, land acquisition, community agreements, permitting and financing.

Financial Results

Mine Operations

▪
Revenues were $241.1 million in the year ended December 31, 2012, versus $147.8 million in the year ended December 31, 2011. Cost of sales was $195.0 million, including $44.7 million non-cash depletion, depreciation and amortization, in the year ended December 31, 2012. This compares to a cost of sales of $95.9 million and non-cash depletion, depreciation and amortization of $16.5 million in the year ended December 31, 2011.

▪	Mine operations at Pirquitas earned $46.1 million in the year ended December 31, 2012, compared to $51.9 million in the year ended December 31, 2011.

Net Income

▪	Net earnings of $54.8 million, or $0.68 per share, in the year ended December 31, 2012, compared to net earnings of $80.1 million or $1.00 per share in the year ended December 31, 2011.

Liquidity

▪
Cash and cash equivalents were $366.9 million at December 31, 2012, compared to $329.1 million as of December 31, 2011. Working capital was $379.0 million at December 31, 2012, compared to $399.1 million at December 31, 2011.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with the Management Discussion and Analysis of the Financial Position and Results of Operations and the audited consolidated financial statements of the Company for the twelve months ended December 31, 2012 and December 31, 2011.

	Three Months Ended December 31		Year Ended December 31
	2012	2011	2012	2011
Revenue	86,778	14,369	241,120	147,845
Income (loss) from mine operations	16,640	(3,270)	46,112	51,919
Operating income (loss)	6,026	(7,137)	9,748	22,565
Net income for the period	23,848	2,584	54,826	80,128
Basic earnings per share	0.30	0.03	0.68	1.00
Cash generated by (used in) operating activities	13,305	(7,223)	5,410	5,679
Cash generated by (used in) investing activities	203	(20,507)	31,864	70,980
Cash generated by financing activities	—	882	618	20,085

Financial Position	December 31, 2012		December 31, 2011
Cash and cash equivalents	366,947		329,055
Current assets - total	593,771		476,676
Current liabilities - total	214,812		77,588
Working capital	378,959		399,088
Total assets	1,316,912		1,276,102

Principal Projects

Pitarrilla, Mexico

A total of $23.9 million was spent during 2012 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $18.2 million in 2011.

In a news release dated December 4, 2012, the Company announced the results of a feasibility study on the project. The following are key highlights1:

▪	Probable Mineral Reserves of 479 million ounces of silver, approximately 5.2 times greater than the 91.7 million ounces of Probable Mineral Reserves reported previously.

▪	A 32-year project life producing an average of approximately 15 million ounces of silver per year during the first 18 years of production.

▪
An after-tax NPV of $737 million at base case metal prices using a 5% real discount rate and $1.7 billion at spot prices. An after-tax IRR of 12.8% at base case metal prices using a discount of 5% and 21.2% at spot prices.

▪	Estimated average cash costs of $10.01 per payable ounce of silver over the life of the project.

▪	Total pre-production capital of $741 million, including $157 million of pre-production operating costs and $131 million of pre-operating revenue.

▪	Standard truck-and-shovel open-pit mining methods and well-established flotation and leach processing methods.

1 Base case metal prices: $27.50 per ounce silver in the final pre-production year and the first two years of production, and $25.00 per ounce silver thereafter; $0.90 per pound of lead and $0.95 per pound of zinc. Spot case metal prices: $34.13 per ounce of silver, $0.99 per pound of lead and $0.87 per pound of zinc.

The feasibility study evaluates the development and construction of an open-pit mine, processing facilities, a tailings storage facility and supporting infrastructure. Pitarrilla is expected to be one of the largest silver mines in Mexico, producing an estimated 333 million ounces of silver, 582 million pounds of lead and 1,669 million pounds of zinc over a 32-year project life.

Pitarrilla is expected to use a standard truck and shovel open-pit mining method, with a fleet of trucks that is expected to haul an average of over 175,000 tonnes of material per day over 20 years. The plant will use standard grind, float and agitated leach circuits to process 16,000 tonnes per day of flotation/leach ore or 12,000 tonnes per day of direct leach ore. The plant will produce lead and zinc concentrates and a silver doré.

Pitarrilla is located approximately 160 kilometres north-northwest of the city of Durango. A paved roadway extends to within 47 kilometres of the plant site. The Company has been advised by the Comision Federal De Electricidad, Mexico's national power utility, that it will provide power for the project via a new powerline.

During 2012, the Company completed 34 in-fill drill holes totaling 3,400 metres in the upper zones of the oxide deposit, and 33 closely-spaced drill holes totaling 8,914 metres for geostatistical studies to refine the Mineral Resource model in support of the feasibility study. The Company also successfully closed certain land access rights and continues to negotiate for the remaining few parcels of land. It also received approval for the EIA for certain parts of the project infrastructure. An EIA is expected to be completed and ready for submission to Mexico's environmental agency in the first half of 2013.

In connection with the technical report dated December 14, 2012 and entitled "NI 43-101 Technical Report on the Pitarrilla Project, Durango State, Mexico" (the "2012 Pitarrilla Technical Report"), the Company prepared updated estimates of the Pitarrilla project's Mineral Reserves and Mineral Resources. The deposit is estimated to comprise Probable Mineral Reserves of 157 million tonnes containing 479 million ounces of silver, 1,014 million pounds of lead and 2,722 million pounds of zinc, and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) of 260 million tonnes containing 695 million ounces of silver, 1,815 million pounds of lead and 4,146 million pounds of zinc, all at a 30 grams per tonne silver cut-off. The updated Mineral Reserves estimates for the Pitarrilla project represent an increase of approximately 422% from the Mineral Reserves estimate for the project that was reported on September 21, 2009 in a technical report entitled “NI 43-101 Technical Report - Pitarrilla Property Pre-feasibility Study”. The Mineral Resources and Mineral Reserve estimates were prepared respectively by Jeremy Vincent, B.Sc. (Hons), P. Geo. and by Andrew Sharp, B.Eng., FAusIMM and are presented in the 2012 Pitarrilla Technical Report, in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.
San Luis, Peru

A total of $7.9 million was spent during 2012 at the wholly-owned San Luis project in Peru compared to $5.6 million in 2011.

On September 10, 2012, the Peruvian government approved the EIA for the mining operation of the Ayelén deposit, completing a significant milestone for the San Luis Project. Long-term land access negotiations are continuing with one of the two local communities that control the rights to surface lands on which the future mine would be located. An agreement with the other community was completed in late 2011. With the EIA approved, completion of the final land access agreement will enable permit applications to be submitted and a development decision to be made.

The San Luis project comprises Proven and Probable Mineral Reserves of approximately 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 290,000 ounces of gold at an average grade of 18 g/t gold within the Ayelén vein, with other identified veins on the 35,000 hectare property requiring further exploration. The Mineral Reserve estimate for the San Luis project was prepared by Steve L. Milne, P.E of Tucson, USA and presented in a technical report dated June 4, 2010 and entitled "Technical Report for the San Luis Project Feasibility Study, Ancash Department, Peru", in accordance with the standard of the Canadian National Instrument 43-101 and the definitions of the CIM standards.

During the year, the Company received approval for an exploration EIA, allowing for an exploration drilling campaign at the BP Zone, a high-potential porphyry copper target, located about 4.5 kilometres southeast of the Ayelén deposit. This target is located in an area where land access for exploration activities has been previously granted by the local community. The Company obtained the required water permit and is now awaiting final government approvals.

Diabillos, Argentina

A total of $2.0 million was spent during 2012 at the Company's wholly-owned Diablillos project in Argentina. In the fourth quarter of 2012, the Company drilled 19 diamond boreholes for a combined length of 1,684 metres to test five targets. The targets were zones of gold and silver mineralization that lie peripheral to the Oculto deposit. Initial results demonstrate encouraging mineralization that will be considered for additional testing in 2013.

Mineral Reserves and Resources

At December 31, 2012, Proven and Probable silver Mineral Reserves totaled 566 million ounces. The increase in Mineral Reserves from 189 million ounces at December 31, 2011, is largely driven by an increase in reserves at Pitarrilla, as announced in a news release dated December 4, 2012, which exceeded the depletion of Mineral Reserves from mining activities at Pirquitas. Measured and Indicated silver Mineral Resources (inclusive of Mineral Reserves) at year-end totaled 1,188 million ounces and Inferred silver Mineral Resources totaled 343 million ounces. See Table 1 for details of the Company's Mineral Reserves and Mineral Resources by project.

Fiscal stability agreement and Argentine regulatory environment

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998 (the “Fiscal Agreement”). In December 2007, the National Customs Authority of Argentina (the “NCA”) levied an export duty of approximately 10% on concentrates, even for projects with fiscal stability agreements predating 2002. The legality of the export duty on silver concentrates has been challenged and is currently under review by the Federal court in Argentina. The Company has been advised that the Pirquitas mine is subject to this export duty despite contrary rights detailed under the Fiscal Agreement. In December 2012, the Federal Court of Appeal (Salta) upheld a cease payment order granted in the Company's favour by the Federal Court (Jujuy) effective September 29, 2010, which provided that the Company was not required to pay the 10% export duty imposed upon us by the NCA in December 2007. However, the Federal Government of Argentina has appealed this decision to the Federal Supreme Court of Argentina. The appeal by the Federal Government of Argentina has also included the refund claimed by the Company for the export duties paid before the cease payment order, as well as matters of procedure related to the uncertainty of the amount reclaimed.
Until the order to cease payment was granted in 2010, the Pirquitas mine had paid $6.6 million in export duties, against which it has filed for recovery. In accordance with this order, the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At December 31, 2012, the Company has accrued a liability totaling $35.0 million, with a corresponding increase in cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the Consolidated Statement of Income (Loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on the Company's total production cost. If resolved in the Company's favour, the impact would be to reduce total production costs by approximately 10% of the net sales price on a per ounce basis.
On October 26, 2011, the Argentine government announced a decree that requires all funds from export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. The Argentine pesos can then be exchanged back into the original currency, again through the Sole Foreign Exchange Market, provided the required authorization is granted by the Argentine Central Bank and the Federal Administration of Public Income. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this obligation to bring such foreign currency into Argentina. Although the Fiscal Agreement includes stability over foreign exchange controls, the government removed such benefits with this decree.
In addition, the regulatory environment in Argentina continues to impact the business, as outlined in item 3 'Business Overview' of the MD&A. Notably, in the second quarter of 2012, the Argentine Ministry of Economy and Public Finance issued a resolution that reduced the time permitted to repatriate export proceeds from 180 days to 15 days, which caused the Pirquitas mine to temporarily suspend shipments while the Company assessed the impact of this resolution. Subsequently, the time permitted to repatriate export proceeds was increased to 30 days and then to 140 days for silver and zinc concentrates, which enabled the Company to recommence shipping. In September 2012, a revised resolution reinstated the 180 day time limit for silver concentrates only. Further, during 2012, the Argentine Central Bank increased its involvement in U.S. dollar inflows and outflows, and the country continued to experience high inflation along with a weakening currency.
Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with Silver Standard's Consolidated Financial Statements and Management's Discussion and Analysis of the Financial Position and Results of Operations for the Year Ended December 31, 2012 as filed with the Canadian Securities Regulators and available at www.sedar.com or the Company's website at www.silverstandard.com.

▪	Conference call and webcast: Friday, March 1, 2013, at 11:00 a.m. EST.

Toll-free in North America:     (888) 429-4600
All other callers:     (970) 315-0481

Webcast:	http://ir.silverstandard.com/events.cfm

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:     (855) 859-2056, replay conference ID 91329431
All other callers:     (404) 537-3406, replay conference ID 91329431

SOURCE: Silver Standard Resources Inc.
Contact:

Silver Standard Resources Inc.
Vancouver, B.C.
N.A toll-free: (888) 338-0046
All others: (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements:

Statements in this news release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might,” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of silver and other metals; future mining costs and cash costs per ounce of silver; the price of silver and other metals; the effects of laws, regulations and government policies affecting the Company's operations or potential future operations; future successful development of the Company's projects; the sufficiency of the Company's current working capital, anticipated operating cash flow or the Company's ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the anticipated use of proceeds from the Company's 2013 convertible notes offering; the Company's planned changes to the presentation of non-GAAP financial measures; and the estimates of expected or anticipated economic returns from the Company's mining projects including: future sales of the metals, concentrates or other products produced by the Company; and the Company's plans and expectations for its properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production and cost estimates for the Pirquitas mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; inability to replace Mineral Reserves; the Company's ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; the possibility of future losses; general economic conditions; the recoverability of the Company's interest in Pretium Resources Inc. (“Pretium”), including the price of and market for Pretium's common shares; counterparty and market risks related to the sale of the Company's concentrates; political instability and unexpected regulatory change; potential export tax on production from the Pirquitas mine; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in the Company's ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; the Company's revenue being derived from a single operation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; reclamation requirements for the Company's exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond the Company's control; governmental regulations, including environmental regulations; non-compliance with anti-corruption laws; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to the Company's mineral properties and the ability to obtain surface rights; the Company's insurance coverage; civil disobedience in the countries where the Company's properties are located; operational safety and security risks; actions required to be taken by the Company under human rights law; currency fluctuations; competition for mining services and equipment; competition in the mining industry for properties, qualified personnel and management; shortage or poor quality of equipment or supplies; the Company's ability to attract and retain qualified management to grow its business; compliance with the requirements of the Sarbanes-Oxley Act; the Company's adoption of IFRIC 20; tightened controls over the VAT collection process in Argentina; increased regulatory compliance costs related to the Dodd-Frank Act; conflicts of interest that could arise from some of the Company's directors' and officers' involvement with other natural resource companies; claims and legal proceedings; potential difficulty in enforcing judgments or bringing actions against the Company or its directors or officers outside the United

States; certain terms of the Company's convertible notes, as well as other factors described in the Company's most recent Form 20-F filed with the U.S. Securities and Exchange Commission and Canadian regulatory authorities.

This list is not exhaustive of the factors that may affect the Company's forward-looking statements. The Company's forward-looking statements are based on what the Company's management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. We cannot assure you that actual events, performance or results will be consistent with these forward looking statements, and management's assumptions may prove to be incorrect. Assumptions have been made regarding, among other things, the Company's ability to carry on its exploration and development activities, the Company's ability to meet its obligations under its property agreements, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company's mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals the Company produces, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner and the Company's ability to obtain financing as and when required and on reasonable terms and its ability to continue operating the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. The Company's forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors:

This new release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with Canadian National Instrument 43-101-Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC.

This news release uses the terms “Proven Mineral Reserves” and “Probable Mineral Reserves.” U.S. investors are advised that the definitions of these terms under NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under SEC standards. Accordingly, Mineral Reserves estimates included in this news release may not qualify as “reserves” under SEC standards.

This news release also uses the terms “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” and “Inferred Mineral Resources” to comply with reporting standards in Canada. The SEC's Industry Guide 7 does not recognize Mineral Resources and U.S. companies are generally not permitted to disclose resources in documents that they file with the SEC. Furthermore, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report mineralization that does not constitute “reserves” by SEC standards only as in place tonnage and grade without reference to unit measures. Investors are specifically cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into SEC defined Mineral Reserves. Further, “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists. In accordance with Canadian rules, estimates of “Inferred Mineral Resources” cannot form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that all or any part of the “Mineral Resources,” “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” reported in this news release is economically or legally mineable.

Cautionary Note Regarding Non-GAAP Measures:

This new release includes certain terms or performance measures commonly used in the mining industry that are not defined under Canadian GAAP or IFRS, including direct mining cost, total cash cost and total production cost per ounce of silver. The Company believes that, in addition to conventional measures prepared in accordance with Canadian GAAP and IFRS, certain investors use this information to evaluate its performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP and IFRS. These non-GAAP and non-IFRS measures should be read in conjunction with the Company's financial statements. For more information, please see Item 14 of the Management's Discussion and Analysis of the Financial Position and Results of Operations for the Year Ended December 31, 2012.

Table 1. Mineral Reserves and Resources (as of December 31st, 2012)

	Location	Resource Category	Tonnes millions	Silver g/t	Gold g/t	Lead %	Zinc %	Copper%	Silver Ounces (millions)	Gold Ounces (millions)
MINERAL RESERVES:

Pirquitas	Argentina	Proven	8.3	180.8			0.51		48.1
		Probable	4.8	169.1			1.03		25.9
		Stockpiles*	1.4	137.3			0.74		6.1

Pitarrilla	Mexico	Probable	156.6	95.1		0.29	0.79		478.7

San Luis	Peru	Proven	0.06	604.5	28.3				1.1	0.05
		Probable	0.45	426.2	16.7				6.1	0.24

MEASURED AND INDICATED MINERAL RESOURCES (INCLUSIVE OF RESERVES):

Pirquitas	Argentina	Measured	11.1	150.3			0.49		53.6
		Indicated	19.5	141.0			1.68		88.4
		Stockpiles**	1.4	137.3			0.74		6.1

Pitarrilla	Mexico	Measured - Ag	20.3	95.4					62.3
		Indicated - Ag	240.0	81.9					632.2
		Indicated - Pb/Zn	260.3			0.32	0.72

San Luis	Peru	Measured	0.06	757.6	34.3				1.3	0.06
		Indicated	0.43	555.0	20.8				7.7	0.29

Diablillos	Argentina	Indicated	21.6	111.0	0.9				77.1	0.64

San Agustin	Mexico	Indicated	121.0	12.3	0.4	0.06	0.49		47.8	1.59

Berenguela	Peru	Indicated	15.6	132.0				0.92	66.1

Challacollo	Chile	Indicated	3.4	170.6					18.6

Candelaria	U.S.	Measured	3.1	152.2	0.1				15.1	0.01
		Indicated	9.3	97.4	0.1				29.0	0.03

Maverick Springs (100% of Ag)	U.S.	Indicated	63.2	34.3					69.6

Sunrise Lake	Canada	Indicated	1.5	262.0	0.7	2.39	5.99		12.8	0.03

INFERRED MINERAL RESOURCES:

Pirquitas	Argentina	Inferred	2.8	160.5			5.38		14.2

Pitarrilla	Mexico	Inferred	22.1	62.1		0.21	0.49		44.1

San Luis	Peru	Inferred	0.02	270.1	5.6				0.2	0.00

Diablillos	Argentina	Inferred	7.2	27.0	0.8				6.3	0.19

San Agustin	Mexico	Inferred	91.2	12.6	0.4	0.07	0.48		36.9	1.06

Berenguela	Peru	Inferred	6.0	111.7				0.74	21.6

Challacollo	Chile	Inferred	4.6	160.7					23.6

Candelaria	U.S.	Inferred	50.5	51.1	0.1				82.8	0.03

Maverick Springs (100% of Ag)	U.S.	Inferred	77.6	34.3					85.6

San Marcial	Mexico	Inferred	2.3	191.8		0.32	0.66		14.3

Sunrise Lake	Canada	Inferred	2.6	169.0	0.5	1.92	4.42		13.9	0.04

* Stockpiles are Probable Mineral Reserves.
** Stockpiles are Indicated Mineral Resources.

Notes to Mineral Reserves and Resources Table:

All estimates of Mineral Reserves and Mineral Resources in Table 1 have been prepared in accordance with NI 43-101 under the supervision of a Qualified Person named below for the respective properties. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources and Mineral Reserves figures have been rounded to the nearest 0.1 million tonnes and the nearest 0.1 million ounces for silver and the 0.01 million ounces for gold. Exact totals can be found in the corresponding NI 43-101 Technical Report for each property.

All Technical Reports referenced below are available under the Company's profile in SEDAR or on the Company's website at www.silverstandard.com.

Pirquitas

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Mineral Reserve and Mineral Resource estimates are reported below the as-mined surface as at December 31, 2012. The Mineral Reserves estimate was completed by Andrew W. Sharp FAusIMM and Trevor J. Yeomans, P.Eng., ACSM, as Qualified Persons in accordance with the standards of NI 43-101. Mineral Reserves are presented at a cut-off of US$35.52 per tonne net smelter return (“NSR”), using US$25.00 per troy ounce silver and US$2,403.00 per tonne zinc; these values remain the same as used in the 2011 Pirquitas Technical Report. Mineral Resources for the Mining Area (includes San Miguel, Potosi, and Oploca zones) were estimated by Dr. Warwick S. Board, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101 in the 2011 Pirquitas Technical Report. The Mineral Resources estimate of the Cortaderas Area was completed by Jeremy D. Vincent, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101. Mineral Resources are reported above a cut-off grade of 50 grams per tonne silver and are reported inclusive of Mineral Reserves. All Measured Mineral Resources are situated in the Mining Area. Indicated Resources in the Mining Area comprise 15.9 million tonnes, totalling 72.8 million ounces of silver. Stockpile material comprises 1.4 million tonnes of mined material, totalling 6.1 million ounces of silver. Inferred Resources in the Mining Area comprise 0.03 million tonnes, totalling 0.1 million ounces of silver. For a complete description of the key assumptions, parameters and methods used to estimate the Mineral Reserves and Mineral Resources, please refer to the 2011 Pirquitas Technical Report.

Pitarrilla

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Mineral Reserve and Mineral Resource estimates are as at December 4, 2012 and are contained in the 2012 Pitarrilla Technical Report. The Mineral Reserves estimate was completed by Andrew W. Sharp, FAusIMM, as a Qualified Person in accordance with the standards of NI 43-101. The Mineral Reserves estimate uses a NSR calculation to determine cut-off using US$25.00 per troy ounce silver, US$0.90 per pound lead and US$0.95 per pound zinc. The Mineral Reserves contain two ore types-direct leach ore and flotation/leach ore. The constant cut-off value for direct leach ore is US$16.38/tonne and for flotation/leach ore is US$16.40/tonne. The NSR calculation method varies for the two ore types. For the two ore types combined, the overall average process recovery of silver, lead, and zinc are 69.6%, 57.4%, and 61.3%, respectively. The Mineral Resources estimate is as at December 4, 2012, was completed by Jeremy D. Vincent, P.Geo., as a Qualified Person in accordance with the standards of NI 43-101. Mineral Resources are reported above a cut-off grade of 30 grams per tonne silver and are reported inclusive of Mineral Reserves. No mining activity has occurred on the property from December 4, 2012 to December 31, 2012. Silver (Ag) was estimated using Localised Uniform Conditioning (LUC). Lead (Pb) and Zinc (Zn) were estimated using Ordinary Kriging (OK).

San Luis

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Mineral Reserve and Mineral Resource estimates are as at June 4, 2010 and are contained in the San Luis Feasibility Study. The Mineral Reserves estimate was completed by Steve L. Milne, P.E., a Qualified Person in accordance with the standards of NI 43-101. Mineral Reserves are reported at a cut-off grade of 6.9 grams per tonne gold equivalent, based on US$800.00 per troy ounce gold, US$12.50 per troy ounce silver, and recoveries of 94% gold and 90% silver, as presented in the San Luis Feasibility Study. Mineral Resources estimate was completed by Michael J. Lechner, P.Geo., and Donald F. Earnest, P.G., as Qualified Persons in accordance with the standards of NI 43-101. Mineral Resources are reported above a gold-equivalent cut-off grade of 6.0 grams per tonne based on US$600.00 per troy ounce gold and US$9.25 per troy ounce silver. Mineral Resources are reported inclusive of Mineral Reserves. Inferred gold resources are less than 0.005 million ounces and are presented as 0.00 million ounces due to rounding. No mining activity has occurred on the property from June 4, 2010 to December 31, 2012.

Diablillos

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Mineral Resources estimate was completed by Gilles Arseneau, Ph.D., P.Geo., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report completed by Wardrop, a TetraTech company, entitled “Technical Report on the Diablillos Property-Salta and Catamarca Provinces, Argentina” dated July, 2009. Mineral Resources are reported above a recoverable metal value (RMV) cut-off value of US$10 RMV based on metal prices of US$11.00 per troy ounce silver and US$700.00 per troy ounce gold using metal recoveries of 40% and 65%, respectively.

San Agustin

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Mineral Resources estimate was completed by Gilles Arseneau, Ph.D., P.Geo., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report completed by Wardrop, a TetraTech company, entitled “San Agustin Resources Estimate” dated March, 2009. Mineral Resources are reported within an optimized pit-shell above RMV cut-off values of US$3.40 RMV in oxide mineralization and US$6.25 in sulphide mineralization using metal prices of US$11.63 per troy ounce silver, US$631.97 per troy ounce gold, US$0.78 per pound lead, and US$1.11 per pound zinc, using a RMV formula as follows: (Au g/t * 14.63) + (Ag g/t *0.28) + (Pb% * 8.59) + (Zn% * 15.12). Recovery rates were 72% for gold, 74% for silver, 50% for lead and 62% for zinc.

Berenguela

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Mineral Resources estimate was completed by James A. McCrea, P.Geo., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report dated October 4, 2005. Mineral Resources are reported above a 50 gram per tonne silver cut-off.

Challacollo

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Mineral Resources estimate was completed by the Company in accordance with the standards of NI 43-101. Mineral Resources are reported above a 50 gram per tonne silver cut-off. C. Stewart Wallis, P.Geo., a Qualified Person, reviewed and confirmed the estimation methodology and classification of Indicated and Inferred Mineral Resources in a report dated September 17, 2003.

Candelaria

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Mineral Resources estimate was completed by Mark G. Stevens, P.G., a Qualified Person, in accordance with the standards of NI 43-101, in a technical report completed by Pincock Allen & Holt and dated May 24, 2001. Mineral Resources are reported above a 0.5 troy ounces per ton cyanide soluble silver cut-off.

Maverick Springs

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We currently hold a 55% interest in the Maverick Springs Project through a joint venture. Our 55% interest in the Maverick Springs Project entitles the Company to all silver produced from the project while the Company's joint venture partner is entitled to all gold produced from the project. Mineral Resources estimate was completed in accordance with the standards of NI 43-101 by Snowden Mining Industry Consultants Inc. under the supervision of Neil Burns, P.Geo., a Qualified Person, in a technical report dated April 13, 2004. Mineral Resources are reported above a 1 ounce per tonne silver equivalent cut-off using metal prices of US$327.00 per ounce gold and US$4.77 per ounce silver. The silver equivalent grade was determined as follows: Ag g/t + (Au g/t * 68.46).

San Marcial

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Mineral Resources estimate was prepared by the Company in accordance with the standards of NI 43-101 and confirmed by C. Stewart Wallis, P. Geo., a Qualified Person, in a technical report dated October 15, 2002. Mineral Resources are reported above a 30 gram per tonne silver cut-off.

Sunrise Lake

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Mineral Resources estimate was completed in accordance with the standards of NI 43-101 by C. Stewart Wallis, P.Geo., of Roscoe Postle Associates Inc., a Qualified Person, in a technical report dated September 3, 2003. Mineral Resources are reported above a 30 gram per tonne silver cut-off.